SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2008

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F      X            Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7):  ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

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CNH GLOBAL N.V.

Form 6-K for the month of June 2008

List of Exhibits:

1.	News Release entitled, “Kobelco Construction Machinery America Invests $10.5 Million in Expansion of Calhoun, Georgia Plant”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

June 6, 2008

Press Release

FOR IMMEDIATE RELEASE

Contact:	Edgar Chavez
630-260-4418
Edgar.Chavez@cnh.com

Kobelco Construction Machinery America Invests $10.5 Million in

Expansion of Calhoun, Georgia Plant

CALHOUN, GA, June 5, 2008 — Kobelco Construction Machinery America LLC, a manufacturer of compact, mid-size and full-size excavators, announced that it is investing approximately $10.5 million in its Calhoun, Georgia operations. Five million dollars has been appropriated for production expansion into a new 52,000 square foot building while an additional $1.5 million will be used to develop a new training center. A $4 million upgrade in production machinery is also just being completed at the existing Calhoun location.

The investments will allow the company to consolidate training operations, expand production capacity by approximately 15 percent and increase exports to about a third of its total production. The new training center will provide a facility for sales and service training for dealers and company personnel and will employ a full-time technical support staff.

“All Kobelco machines are manufactured in our own plants to ensure continuous excellence in quality, and our global manufacturing footprint allows us to maintain specialized manufacturing Centers Of Excellence in close proximity to customers, wherever they are in the world,” said Terry Sheehan, president and chief executive officer of Kobelco America. “Timely delivery of quality products to our customers requires continued investments in the production processes for best-in-class manufacturing activities, which is exactly what we are committed to.”

Kobelco Construction Machinery America LLC

245 E. North Avenue, Carol Stream, IL 60188-2021

Phone 630 260 4000

Fax 630 260 4369

www.kobelcoamerica.com

The Calhoun facility has been manufacturing Kobelco machines since 1990 and has produced over 22,000 excavators. The plant also manufactures excavators and dozers for the New Holland Construction brand.

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Kobelco Construction Machinery America LLC, a joint venture company owned by CNH Global N.V. (NYSE: CNH), which is a majority-owned subsidiary of Fiat S.p.A. (FIA.MI), and Kobelco Construction Machinery USA Inc., manufactures and markets a full line of compact, mid-size and full-size excavators ranging from 1.9 to 88 tons. Kobelco engineering is dedicated to power and precision, and every Kobelco excavator is designed and manufactured by Kobelco America to exceed customer expectations. With over 250 distribution outlets in North America, Kobelco excavators are supported by a network of experienced dealers and field service representatives. For more information, please visit www.kobelcoamerica.com.

Kobelco Construction Machinery America LLC

245 E. North Avenue, Carol Stream, IL 60188-2021

Phone 630 260 4000

Fax 630 260 4369

www.kobelcoamerica.com